Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated July 20, 2020, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

FORESCOUT TECHNOLOGIES, INC.

at

$29.00 NET PER SHARE

Pursuant to the Offer to Purchase dated July 20, 2020

by

Ferrari Merger Sub, Inc.

an indirect wholly owned subsidiary of

Ferrari Group Holdings, L.P.

Ferrari Merger Sub, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Ferrari Group Holdings, L.P. (“Parent”), a Delaware limited partnership, hereby offers to purchase for cash all of the outstanding shares (collectively, the “Shares”) of common stock, par value $0.001 per share, of Forescout Technologies, Inc., a Delaware corporation (“Forescout”), at a price of $29.00 per Share, without interest and subject to any applicable withholding taxes (such amount or any higher amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 20, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON AUGUST 14, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated July 15, 2020 (as the same may be amended, the “Amended Merger Agreement”), between Parent, Purchaser and Forescout. The Amended Merger Agreement amends and restates that certain Agreement and Plan of Merger, dated February 6, 2020, between Parent, Purchaser and Forescout. The Amended Merger Agreement provides, after completion of the Offer, that Purchaser will be merged with and into Forescout (the “Merger”), with Forescout continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Parent. Pursuant to the Amended Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares: (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser, including any Shares to be contributed to Parent or a subsidiary thereof in exchange for equity interests in such entity; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser; or (4) held by stockholders who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive $29.00 in cash, without interest and less any applicable withholding taxes.

The Offer and withdrawal rights will expire at the end of the day, one minute after 11:59 p.m., Eastern time (the “Expiration Time”), on August 14, 2020 (the “Expiration Date,” unless extended by Purchaser in accordance with the Amended Merger Agreement, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire).

The Offer is conditioned upon the satisfaction, or waiver by Parent (in accordance with the terms of the Amended Merger Agreement), of the following conditions at the Expiration Time: (i) the number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time, excluding from such outstanding amount any Shares held in treasury by Forescout as of the expiration of the Offer or any other Shares acquired by Forescout prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of stock options) (the “Minimum Condition”); (ii) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger is in effect, no action will have been taken by any governmental authority of competent jurisdiction, and no law will have been enacted, entered, enforced or deemed applicable to the Offer or the merger, that, in each case, prohibits, makes illegal or enjoins the consummation of the Offer or the Merger; (iii) certain representations and warranties made by Forescout in the Amended Merger Agreement will be true and correct, subject to the materiality and other qualifications set forth in the Amended Merger Agreement as further described in the Offer to Purchase; (iv) Forescout will have performed and complied in all material respects with certain covenants and obligations set forth in the Amended Merger Agreement as further described in the Offer to Purchase; (v) Parent and Purchaser will have received a certificate of Forescout, validly executed for and on behalf of Forescout and in its name by a duly authorized executive officer of Forescout, certifying that the Representations Condition and the Covenants Condition (each as defined in the Offer to Purchase) have been satisfied; and (vi) the Amended Merger Agreement will not have been terminated in accordance with its terms.

The purpose of the Offer is to acquire control of, and the entire equity interest in, Forescout. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger on the first business day after the consummation of the Offer.

Following careful consideration, the board of directors of Forescout has unanimously: (i) determined that it is in the best interests of Forescout and its stockholders, and declared it advisable, to enter into the Amended Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Amended Merger Agreement (collectively, the “Transactions”) upon the terms and subject to the conditions set forth in the Amended Merger Agreement; (ii) approved the execution and delivery of the Amended Merger Agreement by Forescout, the performance by Forescout of its covenants and other obligations in the Amended Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Amended Merger Agreement; (iii) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (iv) recommended that the Forescout stockholders tender their Shares to Purchaser pursuant to the Offer.

The Amended Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the Forescout stockholders in accordance with Section 251(h) of the DGCL.

Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), pursuant to the Amended Merger Agreement, Purchaser expressly reserves the right, at any time, to (i) increase the Offer Price, (ii) waive any condition of the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of Forescout) or (iii) to otherwise make changes to the terms and conditions of the Offer that are not inconsistent with the terms of the Amended Merger Agreement, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Pursuant to the Amended Merger Agreement, Purchaser may not, however, (a) waive or amend the Minimum Condition, (b) decrease the Offer Price, (c) change the form of consideration to be delivered by Purchaser pursuant to the Offer, (d) decrease the number of Shares sought to be purchased by Purchaser in the Offer, (e), impose conditions or requirements to the Offer in addition to the conditions of the Offer under the Amended Merger Agreement, (f) except as provided by the Amended Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date, (g) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions, or (h) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), in each case without the prior written consent of Forescout.

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date (i) for the minimum period required by any law, any interpretation or position of the SEC, the SEC staff or any rules and regulations of The Nasdaq Global Market applicable to the Offer or (ii) if, as of the then-scheduled Expiration Date, any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, for up to three (3) periods of ten (10) business days (or such longer period as may be agreed to by the parties) to permit such conditions of the Offer to be satisfied.

If any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, as of the then-scheduled Expiration Date of the last extension period referred to above, Purchaser may extend the Offer for one additional period of up to ten (10) business days (or such longer period as may be agreed by the parties).

The Amended Merger Agreement does not contemplate a subsequent offering period for the Offer.

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was scheduled to expire.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if applicable, the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company (the “Book-Entry Transfer Facility”), confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in the Offer to Purchase (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Exchange Act after September 18, 2020, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the record owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. Purchaser will determine, in its discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer.

However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

Forescout has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Forescout’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its, his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase, the related Letter of Transmittal and the other exhibits to the Schedule TO contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 456-3422

Banks and Brokers Call Collect: (212) 750-5833

July 20, 2020